Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-136797
333-136797-01
Prospectus Supplement No. 6
(To Prospectus Dated August 21, 2006)

NABORS INDUSTRIES, INC.	NABORS INDUSTRIES LTD.
$2,750,000,000
0.94% SENIOR EXCHANGEABLE NOTES DUE 2011
GUARANTEED BY NABORS INDUSTRIES LTD.

COMMON SHARES, PAR VALUE U.S.$0.001 PER SHARE, OF NABORS INDUSTRIES LTD.
ISSUABLE UPON EXCHANGE OF THE NOTES

GUARANTEE OF NABORS INDUSTRIES LTD.

     This prospectus supplement, which supplements the prospectus filed by Nabors Industries, Inc. (the “Company”) and Nabors Industries Ltd. (“Nabors”) on August 21, 2006, as supplemented on September 7, 2006, September 22, 2006, October 10, 2006 and November 13, 2006 and January 25, 2007 will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. You should read this prospectus supplement in conjunction with the related prospectus, as previously supplemented, which is to be delivered by selling security holders to prospective purchasers along with this prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should read and rely only on the information contained in the prospectus supplements and the related prospectus, together with those documents incorporated by reference, as described on page (iii) of the related prospectus under “Incorporation By Reference.” Neither the Company, Nabors nor any selling security holder has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling security holders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus, as previously supplemented, constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus, as previously supplemented, is accurate as of any date other than the date on the front cover of the respective document.
Investing in the notes or Nabors’ common shares issuable upon exchange of the notes involves risks.
See “Risk Factors,” beginning on page 5 of the related prospectus.

The date of this prospectus is March 6, 2007.

     The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading “Selling Security Holders” in the related prospectus. The information is based on information provided to the Company and Nabors by or on behalf of the selling security holders on or prior to March 6, 2007 and has not been independently verified by the Company and Nabors. Since the date on which each selling security holder identified below provided this information, any of these selling security holders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling security holders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling security holders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many of Nabors’ common shares the selling security holders will hold upon consummation of any such sales. Information about other selling security holders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

	0.94% Senior Exchangeable
	Notes Due 2011		Common Shares
	Principal Amount of	Percentage of	Nabors’ Common
	Notes Beneficially	Notes	Shares Owned	Number of	Number of
	Owned and Offered	Outstanding	Prior to the	Shares Offered	Shares Held
Name	Hereby	Before Offering	Offering(1)(2)	for Sale(1)	After Offering
Abbey National Financial Products, London (3)	20,000,000	1.09%	741,963	436,442	305,521
American Express Funds — Convertible Bonds	100,000	*	2,182	2,182	0
BBT Fund, L.P. (4)	29,500,000	1.07%	643,752	643,752	0
CAP Fund, L.P. (4)	14,500,00	*	316,420	316,420	0
Citigroup Global Markets Inc. (5)	87,439,000	3.18%	1,908,102	109,110	1,798,992
CMH Strategies	72,000	*	1,571	1,571	0
IIU Convertible Arbitrage Fund Limited	168,000	*	3,666	3,666	0
IIU Convertible Fund plc	2,410,000		52,591	52,591	0
Lehman Brothers Inc. (6)	85,800,000	3.12%	1,872,336	759,409	1,112,927
Northwestern Mutual Life Insurance Company, The (7)	5,000,000	*	109,110	135,310	26,200
Redbrick Capital Master Fund, Ltd.	16,000,000	*	349,153	349,153	0
Sandelman Partners Multi-Strategy Master Fund Ltd.	10,000,000	*	218,221	218,221	0
SRI Fund, L.P. (4)	6,000,000	*	130,932	130,932	0
Steelhead Pathfinder Master, L.P. (8)	1,000,000	*	21,822	21,822	0
Wachovia Capital Markets LLC (9)	33,140,000	1.21%	723,184	723,184	0

*	less than one percent

(1)	Includes Nabors’ common shares issuable upon exchange of the notes based on the initial exchange rate of 21.8221 common shares per $1,000 principal amount of the notes. However, on exchange, the principal amount of the notes will be paid in cash and the exchange rate is subject to adjustment as described under “Description of the Notes — Exchange of Notes,” in the related prospectus. As a result, the number of common shares issuable upon exchange of the notes may increase or decrease in the future.

(2)	In calculating the Number of Nabors’ Common Shares Owned Prior to the Offering, we treated as outstanding the number of Nabors’ common shares issuable upon exchange of all of that particular holder’s notes in accordance with the applicable referenced exchange rates.

(3)	Abbey National Financial Products, London (“Abbey”) has identified itself as a subsidiary of Banco Santander, a publicly-held entity. The aggregate principal amount of Notes owned and offered hereby does not include $10,000,000 aggregate principal amount of notes owned by Abbey that are freely transferable. The number of Nabors’ Common Shares Owned Prior to the Offering includes (i) shares issuable upon exchange of such $10,000,000 aggregate principal amount of the notes which are freely transferable and (ii) 87,300 shares of Nabors’ common shares held directly by Abbey. Milen Mateev has the power to vote and dispose of the securities held by Abbey.

(4)	Sid R. Bass has the power to vote and dispose of the securities held by the selling security holder.

(5)	Citigroup Global Markets Inc. (“Citigroup”) is a subsidiary of Citigroup Inc., a publicly-held entity, and has identified itself as a broker-dealer. Citigroup participated as co-book runner for the private offering of the notes. The Principal Amount of Notes Beneficially Owned and Offered Hereby includes $54,939,000 aggregate principal amount of notes previously registered pursuant to Prospectus Supplement No. 1 filed on September 7, 2006, $17,500,000 aggregate principal amount of notes previously registered pursuant to Prospectus Supplement No. 2 filed on September 22, 2006, and $10,000,000 aggregate principal amount of notes previously registered pursuant to Prospectus Supplement No. 4 filed on November 13, 2006.

(6)	Lehman Brothers Inc. identified itself as a publicly-held entity, a broker-dealer and an investment company registered under the Investment Company Act of 1940, as amended. Lehman participated as a co-book runner for the private offering of the notes. The Principal Amount of Notes Beneficially Owned and Offered Hereby includes $51,000,000 aggregate principal amount of notes previously registered pursuant to Prospectus Supplement No. 1 filed on September 7, 2006.

(7)	The number of Nabors’ Common Shares Owned Prior to the Offering includes 26,200 shares of Nabors’ common shares but does not include 85,700 shares of Nabors’ common shares held by Northwestern Mutual Series Fund, Inc. (“Series Fund”), a Northwestern Mutual-affiliated entity. Mason Street Advisors, LLC, a wholly-owned company of Northwestern Mutual is an investment adviser to Northwestern Mutual and certain Northwestern Mutual-affiliated entities, including Series Fund and therefore may be deemed to be the indirect beneficial owner with shared voting and investment power of the securities.

Northwestern Mutual has identified itself as an affiliate of the following registered broker-dealers: Northwestern Mutual Investment Services, LLC, Russell Institutional Services, Russell Implementation Services, Inc. and Russell Fund Distributors, Inc., and has represented to the Company that it (i) purchased the securities listed above in the ordinary course of business and (ii) at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In the ordinary course of business, broker-dealer affiliates of Northwestern Mutual, may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, the Company’s securities, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of Northwestern Mutual, including investment advisor affiliates, may in the ordinary course of business, effect transactions in the Company’s or Nabors’ securities or securities of its affiliates. Only security holdings of Northwestern Mutual are specifically disclosed in above table.

Northwestern Investment Management Company, LLC (“NIMC”) is one of the investment advisers to Northwestern Mutual and is the investment adviser for Northwestern Mutual with respect to the securities listed for Northwestern Mutual above. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the securities listed for Northwestern Mutual above and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities, however, Mr. Baier disclaims beneficial ownership of such securities.

(8)	Steelhead Pathfinder Fund, L.P. previously registered $1,000,000 aggregate principle amount of notes pursuant to the Prospectus filed on August 21, 2006 and is listed in this Prospectus Supplement No. 6 for the sole purpose of amending its name to Steelhead Pathfinder Master, L.P.

(9)	The Principal Amount of Notes Beneficially Owned and Offered Hereby includes $25,000,000 aggregate principal amount of notes previously registered pursuant to Prospectus Supplement No. 1 filed on September 7, 2006.

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